

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 18, 2015

Mr. John Rego
Chief Financial Officer
Tremor Video, Inc.
1501 Broadway
Suite 801
New York, NY 10036

> **Re: Tremor Video, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **File No. 1-35982**

Dear Mr. Rego:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Revenue, page 24

> We note that advertisers are able to purchase campaigns programmatically through your demand platform on a non-guaranteed basis using real-time bidding technology. Please tell us in detail about the earnings process for campaigns purchased: 1) directly through your demand side platform; 2) through a third-party demand side platform; and 3) through your supply side platform. Explain to us your related revenue recognition policy for each, including whether you record revenue on a gross or net basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications